J.P. MORGAN SECURITIES INC.

PIPER JAFFRAY & CO.

October 27, 2004

VIA FACSIMILE AND EDGAR TRANSMISSION

Jay S. Mumford, Esq.

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 03-06

Washington, D.C. 20549-1004

Re:	FoxHollow Technologies, Inc.

Form S-1 Registration Statement

File No. 333-118191

Dear Mr. Mumford:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representatives of the prospective Underwriters of the proposed initial public offering (the “Offering”) of common stock of FoxHollow Technologies, Inc. (the “Company”), hereby join in the Company’s request that the effective date for the above-referenced registration statement be accelerated so that it may become effective at 5:00 p.m. Eastern Time on October 27, 2004 or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please note that the undersigned has effected from October 13, 2004 through the date hereof approximately the following distribution of:

Preliminary Prospectus dated October 13, 2004:

14,200 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the Offering.

[Signature Page Follows]

Very truly yours, J.P. MORGAN SECURITIES INC. PIPER JAFFRAY & CO. THOMAS WEISEL PARTNERS LLC WILLIAM BLAIR & CO., LLC As Representatives of the several Underwriters

By:	J.P. MORGAN SECURITIES INC.

By:	/s/ Shelly Guyer
Name: Shelly Guyer Title: Vice President

By:	PIPER JAFFRAY & CO.

By:	/s/ Jeff Hoffman
Name: Jeff Hoffman Title: Managing Director

[Signature Page to Letter to SEC dated October 27, 2004]